EXHIBIT 99.1

DeFi Technologies Provides Monthly Corporate Update: Valour Reports US$771 Million (C$1.04 Billion) in AUM, and Monthly Net Inflows of US$4.5 Million (C$6.2 Million) in June 2025, Among Other Key Developments

•	AUM & Continued Monthly Net Inflows: Valour reported assets under management (AUM) of US$771M (C$1.04B) as of June 30, 2025, reflecting a 5% decrease month-over-month. Net inflows for May remained strong at US$4.5.M (C$6.2M), bringing year-to-date inflows to US$75.9M (C$105.5M) - underscoring accelerating investor demand for Valour's ETPs.
•	Strong Financial Position & Treasury Strategy: The company maintains a total cash, USDT, and treasury balance of US$62.4M (C$85M), comprising US$14M (C$19M) in cash and USDT, reflecting a 17% decrease from the previous month, and US$48.4M (C$66M) in its digital asset treasury, a 8.7% decrease from the previous month as of June 30, 2025.
•	2025 Revenue Guidance: DeFi Technologies' fiscal 2025 revenue guidance remains US$201.07M (C$285.6M).

TORONTO, July 7, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") reports assets under management ("AUM") of US$771 million (C$1.04 billion) as of June 30, 2025, representing a 5% decrease from the previous month, primarily due to lower digital asset prices. Despite market conditions, Valour continued to generate net inflows, recording US$4.5 million (C$6.2 million) for the month.

Net Inflows and Investor Confidence

In June, Valour recorded strong net inflows of US$4.5 million (C$6.2 million), continuing its trend of consistent monthly inflows regardless of market conditions. Year-to-date, total net inflows have reached US$75.9 million (C$105.5 million), highlighting accelerating investor demand for Valour's ETPs. This sustained momentum reflects growing investor confidence and reinforces the appeal of Valour's diverse product lineup.

Key Products Driving Inflows

A combination of established and newer ETP listings, including ETH, SUI and TAO, drove the exceptional performance. Key contributors include:

•	VALOUR ETH SEK: US$1,525,091 (C$2,043,622)
•	VALOUR SUI SEK: US$1,357,093 (C$1,818,505)
•	VALOUR TAO SEK: US$1,051,275 (C$1,408,708)
•	VALOUR SEI SEK: US$865,293 (C$1,159,493)
•	VALOUR INJ SEK: US$690,327 (C$925,038)

These inflows highlight Valour's leadership in providing access to diverse digital assets.

Valour's Top ETPs by AUM

Valour monetizes its AUM primarily through staking and management fees. Valour retains staking yields as revenue, capturing value directly from the underlying digital assets held in its ETPs, in addition to management fees.

In Q1 2025, Valour generated staking and lending income of US$10.0 million (C$14.0 million) and management fees of US$2.6 million (C$3.6 million), demonstrating the strength of its vertically integrated model and its ability to generate recurring, protocol-driven revenue from its growing AUM base. As of June 30, 2025, Valour's ETPs with the highest levels of AUM were as follows:

•	VALOUR BTC: US$263,930,875 (C$362,113,160)
•	VALOUR SOL: US$229,624,356 (C$315,044,616)
•	VALOUR ETH: US$55,594,898 (C$76,276,200)
•	VALOUR XRP: US$46,718,799 (C$64,098,192)
•	VALOUR SUI: US$41,150,667 (C$56,458,715)
•	VALOUR ADA: US$39,958,229 (C$54,822,690)
•	VALOUR AVAX: US$11,579,292 (C$15,886,789)
•	VALOUR DOT: US$10,469,101 (C$14,363,607)

Valour's Global Expansion and Strategic Market Development

Valour continues to expand its global footprint as a leader in regulated digital asset products. With over 75 ETPs currently listed across European and UK exchanges, the Company remains on track to reach 100 listed products by the end of 2025. Upcoming launches include leveraged and warrant-based structures, further broadening investor access.

In parallel, Valour is strategically entering emerging markets across Africa, Asia, the Middle East, and beyond, securing a first-mover advantage in jurisdictions with significant growth potential. This proactive expansion underscores Valour's long-term commitment to driving global adoption of regulated digital asset investment vehicles.

Strong Financial Position

As of June 30, 2025, the Company maintained a strong financial position:

Cash and USDT Balance: Approximately US$14 million (C$19 million).

Loans Payable: Approximately C$8.6 million (US$6 million), unchanged from the previous month, primarily attributed to the ongoing Genesis restructuring

Digital Asset Treasury

The Company maintained a diversified treasury portfolio. The portfolio's total value stood at approximately US$48.4 million (C$66 million). The Company may choose to rebalance or expand its treasury at any time using its available US$62.4 million (C$85 million) in cash, USDT, and other treasury holdings.

•	208.8 BTC: US$22,609,878 (C$31,020,752)
•	161 ETH: US$400,320.06 (C$549,239)
•	1,586,683 ADA: US$907,837 (C$1,245,553)
•	14,375 SOL: US$2,224,726 (C$3,052,324)
•	490.5 UNI: US$3,498 (C$4,800)
•	433,321.6 AVAX: US$7,788,747 (C$10,686,161)
•	1,925,703 CORE: US$994,860 (C$1,364,948)
•	4,913,918 SUI: US$14,272,777 (C$19,582,250)

DeFi Alpha Strategy

The Company continues to assess and execute on arbitrage opportunities through its specialized trading desk, DeFi Alpha. Since its launch in Q2 2024, DeFi Alpha has generated a total of C$155.9 million (US$114.1 million) in revenue, including a one-time arbitrage trade announced on May 5, 2025, that delivered a return of C$23.8 million (US$17.3 million), incorporating a non-cash DLOM valuation adjustment. This strategy has significantly strengthened the Company's financial position, enabling debt repayment and supporting the ongoing expansion of its digital asset treasury.

2025 Financial Outlook:

DeFi Technologies' fiscal 2025 revenue forecast of approximately C$285.6 million (US$201.07 million) excludes any decrease or recovery of discount for lack of marketability ("DLOM") applied to two private investment funds through which the Company gained exposure to locked Solana and Avalanche tokens ("Locked Tokens"). In fiscal 2024, the Locked Tokens were acquired with a DLOM applied to their fair market value, reflecting their restricted status until 2028. As these tokens unlock, reductions in the DLOM are recognized as revenue; however, given that these adjustments are non-operational in nature, they are excluded from the Company's fiscal 2025 revenue guidance.

Recent Strategic Developments from June include:

DeFi Technologies Appoints Former Commerzbank CEO Dr. Manfred Knof as Chairman of Valour

DeFi Technologies appointed Dr. Manfred Knof, former CEO of Commerzbank AG, as Strategic Advisor to DeFi Technologies and Chairman of Valour. Dr. Knof brings decades of executive leadership in European banking to support Valour's global growth, with a focus on scaling AUM, expanding institutional relationships, and strengthening investor coverage. His appointment reinforces DeFi Technologies' commitment to building trusted, regulated access to digital assets, following its recent Nasdaq listing.

DeFi Technologies' Subsidiary Reflexivity Research Formed Strategic Partnership with Beluga

DeFi Technologies announced that its subsidiary, Reflexivity Research, entered into a strategic partnership with Beluga, a leading crypto intelligence platform. The collaboration expanded research distribution, strengthened referral networks, and introduced co-branded research and strategic advisory services for token foundations and projects across the digital asset space. The partnership aligned Reflexivity's on-chain research expertise with Beluga's distribution platform to broaden both retail and institutional reach, reinforcing DeFi Technologies' commitment to supporting the growth of the digital asset ecosystem.

DeFi Technologies Venture Portfolio Company AMINA Bank Achieved Record Growth in 2024

DeFi Technologies reported record growth from AMINA Bank, a venture portfolio company and Swiss-licensed digital asset bank, with AUM increasing 136% to US$4.2 billion and revenue rising 69% to US$40.4 million in 2024. AMINA achieved quarterly profitability in Q4, maintained zero lending defaults, and grew operations in Abu Dhabi and Hong Kong by 150% and 570% year-over-year, respectively. DeFi Technologies invested US$27.35 million in AMINA when AUM was approximately US$1 billion, underscoring its successful strategy of backing regulated, institutional-grade financial infrastructure in the digital asset sector.

Valour Launched Four New Digital Asset ETPs on Sweden's Spotlight Stock Market

Valour, a subsidiary of DeFi Technologies, launched four new SEK-denominated ETPs for Mantra (OM), Tron (TRX), Stellar (XLM), and Tether Gold (XAUt) on the Spotlight Stock Market in Sweden. The listings expanded Valour's Nordic footprint and provided investors with regulated access to tokenized gold, real-world asset protocols, and next-generation blockchain applications. With these additions, Valour surpassed 70 digital asset ETPs across leading European exchanges and remained on track to achieve its target of 100 listed products by the end of 2025.

DeFi Technologies Engaged ShareIntel and Urvin to Enhance Market Transparency

DeFi Technologies announced that it engaged ShareIntel and Urvin Consulting to strengthen market transparency and improve shareholder intelligence. The initiative provided enhanced tools and analytics to monitor trading activity, with ShareIntel's DRIL-Down™ platform tracking broker and clearing firm data, and Urvin offering expertise in detecting cross-border trading patterns, spoofing, and quote activity. The engagement reflected DeFi Technologies' ongoing commitment to transparency, shareholder engagement, and building long-term market confidence.

DeFi Technologies Announced 2025 AGM Results

DeFi Technologies reported the results of its 2025 Annual and Special Meeting of shareholders, held on June 30, 2025, in Toronto. All proposed directors were elected, with notable support for Chase Ergen, Silvia Andriotto, and Per von Rosen, each receiving over 94% approval. Shareholders also approved the appointment of the Company's auditors with 95.6% in favour and adopted the Share Incentive Plan with 70.4% support. A total of 127.6 million shares were voted, representing approximately 38.7% of the Company's outstanding shares.

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company's website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over seventy-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; digital asset treasury strategy of the Company; expansion of digital asset ETPs; staking and lending income generated on Valour's AUM;  investor interest and demand for Valour's ETP; investor confidence in digital assets generally; arbitrage opportunities by DeFi Alpha; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 07-JUL-25